FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending December 1, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: December 1, 2003                                         By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

3 November 2003

                               GlaxoSmithKline PLC

GlaxoSmithKline PLC announces that in accordance with the authority granted by shareholders at the Annual General meeting on 19th May 2003 it purchased for cancellation 500,000 of its Ordinary 25 pence shares on Monday 3rd November 2003 at a price of 1273.86092 pence per share.

4 November 2003

                               GlaxoSmithKline PLC

GlaxoSmithKline PLC announces that in accordance with the authority granted by shareholders at the Annual General meeting on 19th May 2003 it purchased for cancellation 750,000 of its Ordinary 25 pence shares on Tuesday 4th November 2003 at a price of 1268.28 pence per share.